

m̂

SECUR. **12013286** ;ION

Washington, D.C. ᴸᵒᵘ ..

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response...... 12.00	

SEC FILE NUMBER
8- 52676

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, LP

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

460 TOTTEN POND ROAD, SUITE 480

                              (No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WOLFGANG STOIBER   (978) 318-9799
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

                    (Name – if individual, state last, first, middle name)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __WOLFGANG STOIBER__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__JSB PARTNERS, LP__ , as

of __DECEMBER 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

by JSB Partners LLC General Partner

_____
Signature

PARTNER _Member_
_____
Title

W. Stober presented proper
identification on this 23rd of Feb.

_____
Notary Public _Stephanie Castillo_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSB PARTNERS, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                         FAX (603) 882-7371

Independent Auditor's Report

To the Partners'
JSB Partners, L.P.
Waltham, MA

I have audited the accompanying consolidated statement of financial condition of JSB Partners, L.P., and its subsidiary (the Company) as of December 31, 2011, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSB Partners, L.P. and subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 16, 2012

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	972,136
Restricted cash		11,757
Receivable from customers, net of allowance for doubtful accounts of $0		133,753
Receivable from non-customers		11,304
Prepaid expenses and other assets		134,197
Furniture and equipment, at cost, less accumulated depreciation of $141,276		167,954
Total assets		$ 1,431,101

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	249,586
Distribution payable		-
Sublease deposit & interest earned		54,058
Income taxes payable		167,771
Total liabilities		471,415
Partners' capital		959,686
Total liabilities and partners' capital		$ 1,431,101

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Fee income	$ 2,519,823
Other income	326,286
Rental income	73,653
Loss from sale of asset	(11,120)
Interest income	8,485
	2,917,127
Expenses:	
Employee compensation, guaranteed payments, and benefits	510,131
Consulting fees	786,127
Communications and data processing	249,889
Interest expense	902
Legal and professional fees	351,165
Occupancy expenses	284,450
Other operating expenses	387,692
	2,570,356
Income (loss) before income taxes	346,771
Provision for trade and income taxes	224,753
Net income(loss)	122,018
Other comprehensive income:	
Foreign currency translation adjustments	(2,837)
Comprehensive income (loss)	$ 119,181

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

Partners' capital at beginning of year	$	971,624
Net income		119,181
Partners' distributions		(125,054)
Foreign currency translation adjustment		(6,065)
Partners' capital at end of year	$	959,686

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:			
Net income			$ 119,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		$ 60,056	
Loss on sale of asset		11,120	
Interest earned on sublease deposit		(31)	
(Increase) decrease in operating assets:			
Decrease in restricted cash		22	
Increase in receivables from customers		(27,673)	
Increase in receivables from non-customers		(4,650)	
Decrease in prepaid expenses		15,146	
Increase (decrease) in operating liabilities:			
Increase in accounts payable and accrued expenses		18,442	
Decrease in distribution payable		(60,485)	
Decrease in capital lease obligation		(6,922)	
Decrease in income taxes payable		(12,973)	
Total adjustments			(7,948)
Net cash provided by operating activities			111,233
Cash flows from investing activities:			
Sale of fixed assets		14,669	
Acquisition of fixed assets		(44,514)	(29,845)
Cash flows from financing activities:			
Deposit received from sublessor		54,027	
Distributions to partners		(125,054)	(71,027)
Effect of foreign currency translation on cash			6,343
Net increase in cash			16,704
Cash at beginning of year			955,432
Cash at end of year			$ 972,136

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	902
Income taxes	$	56,982

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses from success fee revenues to be allocated 50% to each individual Limited Partner responsible, the second 25% to the Limited Partners pro rata, the remaining 25% to the General Partner. For non success fee revenues the profits or losses will be allocated 70% to the Limited Partners and 30% to the General Partner.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P., JSB Partners, Gmbh, a wholly owned German subsidiary and JSB Partners Switzerland, a branch office of the US Company. Significant Intercompany balances and transactions have been eliminated in consolidation.

Restricted Cash

The Company has placed $11,757 in a term deposit account to serve as cash collateral for standby letters of credit in connection with an operating lease.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $2,837 is included in net income for the year ended December 31, 2011.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2011 was $60,056.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $0 at December 31, 2011.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 16, 2012, the date which the financial statements were available to be issued.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2011.

The German and Swiss subsidiaries are treated as separate entities and are subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $386,344 at December 31, 2011, which exceeded required net capital of $31,428 by $354,916. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 122.0%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities, some of which contain provisions for rent free periods. The total amount of the rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Accrued Rent", which is included in "Accounts payable and accrued expenses" in the accompanying Statement of Financial Condition. Effective April 2011, the Company entered into a sublease agreement for office space it is no longer occupying, which expires in October 2012.

NOTE 4 – COMMITMENTS AND CONTINGENCIES (Continued)

Minimum annual rental commitments are as follows:

Fiscal Year Ending	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
2012	$186,993	$98,142	$ 88,851
2013	148,503	-0-	148,503
2014	61,437	-0-	61,437
2015	62,775	-0-	62,775
2016	64,113	-0-	64,113
Total	$523,821	$98,142	$425,679

Rent expense for the year ending December 31, 2011 was $201,389. Rental income received under the sublease for the year ending December 31, 2011 was $73,653.

NOTE 5 – CAPITAL LEASE

The Company leases its telephone system from Diversified Capital Credit under a capital lease. The economic substance is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

	2011
Equipment	$18,141
Less accumulated depreciation	(6,263)
	$11,878

The lease agreement contains a bargain purchase option at the end of the lease term.

There are no more minimum required payments on the capital lease as of December 31, 2011.

Amortization of assets held under capital leases is included with depreciation expense.

JSB PARTNERS, L.P.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$	959,686
Total nonallowable assets from statement of financial condition		(573,342)
Net capital before haircuts on securities positions	$	386,344
Haircuts on securities		-
Net capital	$	386,344
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	471,415
Total aggregate indebtedness	$	471,415
Percentage of aggregate indebtedness to net capital		122.0%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	31,428
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	31,428
Excess net capital	$	354,916
Excess net capital at 1000%	$	339,203

JSB PARTNERS, L.P.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2011

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/11	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/11
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 959,686	$ -	$ 959,686
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	573,312	30	573,342
Haircuts on securities	-	-	-
Total deductions	573,312	30	573,342
Net capital	$ 386,374	$ (30)	$ 386,344

SCHEDULE II

JSB PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                          FAX (603) 882-7371

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Partners'
JSB Partners, L.P.

In planning and performing my audit of the consolidated financial statements and supplemental schedules of JSB Partners, L.P. (the Company), for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of JSB Partners, LP for the year ended December 31, 2011 and this report does not effect my report thereon dated February 16, 2012.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 16, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

JSB PARTNERS, LP

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                    FAX (603) 882-7371

To the Partners of JSB Partners, LP

Waltham, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by JSB Partners, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating JSB Partners, LP's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). JSB Partners, LP's management is responsible for the JSB Partners, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 16, 2012

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment $ 7,293

Less Payments Made:

Date Paid	Amount
08-03-11	$2,339

                                                                                (2,339)

Interest on late payment(s)   _____

Total Assessment Balance or Overpayment $4,954

Payment made with Form SIPC 7 $4,954

See Accountant's Report

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

Total revenue	**$2,917,127**
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	**$2,917,127**
GENERAL ASSESSMENT @ .0025	**$ 7,293**

See Accountant's Report